Exhibit (a)(1)(ix)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Gmarket Inc. The Offer (as defined below) described herein is made solely by the Offer to Purchase, dated May 4, 2009, and the related Letters of Transmittal, each of which is being delivered to holders of Gmarket securities. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Gmarket securities in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Offeror (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Gmarket securities in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror. All references to “Korea” in this announcement shall be deemed to refer to the Republic of Korea.

Notice of Offer to Purchase for Cash

All Outstanding Common Shares and

All Outstanding American Depositary Shares

(each outstanding American Depositary Share representing

one Common Share and evidenced by an American Depositary Receipt)

of

Gmarket Inc.

at

U.S. $24.00 Net Per Share

by

eBay KTA (UK) Ltd.

an indirect wholly-owned subsidiary of

eBay Inc.

The Offer (as defined below) is being made pursuant to the Share Allocation and Tender Offer Agreement, dated as of April 16, 2009, among eBay Inc., a Delaware corporation (“eBay”), eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (the “Offeror”) and an indirect wholly-owned subsidiary of eBay, and Gmarket Inc., a company organized under the laws of the Republic of Korea (the “Company”) (as it may be amended from time to time, the “Share Allocation and Tender Offer Agreement”). The Offeror is offering to purchase all outstanding common shares, par value KRW 100 per share (the “Common Shares”), and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by Citibank, N.A., as depositary (the “ADSs” and, together with the Common Shares, the “Company Securities”), of the Company at a price of U.S. $24.00 per Company Security, net to the seller in cash (such price, or any other price per Company Security that is paid in the Offer, the “Offer Price”), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letters of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Holders of Company Securities that have validly tendered (and not withdrawn) Company Securities in the Offer will receive the Offer Price in U.S. dollars, net to the seller in cash, without interest and less any required withholding taxes.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON MONDAY, JUNE 1, 2009 (WHICH IS 1:00 P.M., SEOUL TIME, ON TUESDAY, JUNE 2, 2009), UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, the condition that, prior to the expiration of the Offer, there shall have been validly tendered in accordance with the terms of the Offer and not withdrawn both (i) a number of Common Shares (including Common Shares represented by ADSs) that, together with any Common Shares (including Common Shares represented by ADSs) owned by the Offeror or eBay immediately prior to the time that the Offeror first accepts Company Securities for payment pursuant to the Offer (the “Acceptance Time”) and the 23,131,071 newly issued Common Shares to be issued by the Company and acquired by the Offeror pursuant to the Share Allocation and Tender Offer Agreement (the “New Shares”), represents more than 50% of the sum of (x) all then outstanding Common Shares (including Common Shares represented by ADSs) plus (y) at the election of eBay, an additional number of shares up to (but not exceeding) the aggregate number of shares of capital stock of the Company issuable upon the exercise of all then outstanding options, warrants and other rights to purchase or otherwise acquire shares of capital stock of the Company, and (ii) at the election of eBay, all of the Company Securities owned, of record or beneficially, by each of Interpark Corporation (“Interpark”) and Mr. Ki-Hyung Lee, Chairman of the Board of Directors of the Company, as of the date of the Agreement to Tender and Voting Agreement executed by each of them (whether or not such Agreements to Tender and Voting Agreements are then in effect) (the “Minimum Condition”). The Offer also is subject to certain other conditions described in the Offer to Purchase.

In connection with the Offer, certain holders of Company Securities that collectively beneficially own an aggregate of 26,717,026 of the Company’s issued and outstanding Common Shares (including Common Shares represented by ADSs but excluding Common Shares issuable upon the exercise of options), representing approximately 53.0% of the number of Common Shares outstanding as of April 16, 2009, have each entered into an Agreement to Tender and Voting Agreement pursuant to which such security holders have agreed to tender all Company Securities now owned or hereafter acquired by them in the Offer and to vote any such Company Securities in favor of the proposals to be considered at the extraordinary general meeting of the Company’s shareholders to be convened prior to the Acceptance Time pursuant to the Share Allocation and Tender Offer Agreement.

Pursuant to and subject to the conditions set forth in the Share Allocation and Tender Offer Agreement, the Company has agreed to sell to the Offeror, and the Offeror has agreed to purchase from the Company, the New Shares for a price per New Share equal to the Offer Price, or an aggregate purchase price of approximately U.S. $555.1 million in cash. The Company has also agreed to purchase all of the shares of Internet Auction Co., Ltd., a company organized under the laws of the Republic of Korea (“IAC”), held by the Offeror (representing approximately 99.99% of the total issued and outstanding shares of IAC) pursuant to a separate share purchase agreement, dated as of April 16, 2009, among eBay, the Company and the Offeror. It is contemplated that the issuance and sale of the New Shares to the Offeror will close within a few business days following the Acceptance Time and that the purchase of the shares of IAC by the Company will occur within a few business days thereafter.

The Board of Directors of the Company (the “Company Board”) and a special committee of independent directors of the Company Board that negotiated the Share Allocation and Tender Offer Agreement on behalf of the Company Board have unanimously determined that the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the issuance of the New Shares to the Offeror, are in the best interests of the Company and its shareholders. The Company Board, based upon the unanimous recommendation of such special committee, has unanimously approved the Share Allocation and Tender Offer Agreement and the transactions contemplated thereby and has unanimously recommended that holders of Company Securities tender their Company Securities in the Offer.

Company Securities that are not tendered in the Offer will remain outstanding after the completion of the Offer (or any subsequent offering period). If the Offer is completed, neither the Offeror nor eBay will be obligated to purchase any Company Securities not tendered in the Offer (or any subsequent offering period). If the Offer and the purchase of the New Shares are completed and the Company Securities that are subject to the Agreements to Tender and Voting Agreements have been tendered pursuant to the Offer, the Offeror will control the election of the Company Board and the outcome of certain matters submitted to a vote of the shareholders. Consequently, holders of Company Securities who do not tender their Company Securities in the Offer will be minority shareholders of the Company and will not be able to exercise any significant degree of control over the Company or these matters.

The Offeror will cause the Company to apply for delisting of the ADSs from The Nasdaq Stock Market promptly after the Acceptance Time. In addition, following the Acceptance Time, the Offeror will cause the Company to terminate the existing Deposit Agreement, dated as of July 5, 2006, between the Company and Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of the ADSs issued thereunder (the “Deposit Agreement”), under which the ADSs were issued. On and after the date of termination of the Deposit Agreement, each ADS surrendered to the Depositary, upon payment of the charges of the Depositary for the surrender of ADSs referred to in the Deposit Agreement, and upon the payment of any applicable taxes or governmental charges, shall be cancelled and the underlying Common Shares withdrawn. Six months after termination of the Deposit Agreement, the Depositary may sell the Common Shares evidenced by ADSs that have not been cancelled. If the Depositary sells the Common Shares evidenced by the ADSs, the holders of ADSs who have not tendered their ADSs or surrendered their ADSs for cancellation will only be entitled to receive their pro rata share of the proceeds of such sale, without interest. Even in the absence of the delisting of the ADSs and the termination of the Deposit Agreement, the number of ADSs that will remain in the hands of the public after the Offer is completed is likely to be so small that there will no longer be an active public trading market for the ADSs. Accordingly, holders of Company Securities who do not tender should be prepared to hold these securities indefinitely.

The Offeror will cause the Company to apply for termination of registration of the Company Securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon after the completion of the Offer as the requirements for such termination are met. In the event of such termination of registration, the Company will cease to be required to provide current and periodic reports to the holders of the Company Securities currently required by the Exchange Act, including annual reports on Form 20-F and reports on Form 6-K. After such termination, the Company will be under no obligation to provide, and does not intend to provide, financial statements or other disclosure to holders of Company Securities who do not tender their Company Securities in the Offer under the Exchange Act or to comply with SEC rules and regulations applicable to publicly held companies.

The Offer is being made only with respect to Company Securities. The Offeror is not offering to purchase any options, warrants or other rights to acquire Company Securities. The Company’s stock options (“Company Options”) that are not exercised prior to the expiration of the Offer (or any subsequent offering period) will remain outstanding following the completion of the Offer (or any subsequent offering period). Pursuant to the Share Allocation and Tender Offer Agreement, within 30 days after the Acceptance Time (or, if there is a subsequent offering period with respect to the Offer, within 30 days after the expiration of the subsequent offering period), eBay will offer each holder of outstanding Company Options the opportunity to receive, in exchange for such holder’s agreement in writing to cancel such holder’s Company Option, a newly issued option to purchase shares of the common stock of eBay having the terms described in the Offer to Purchase.

Under no circumstances will interest be paid on the Offer Price for Company Securities that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in paying for such Company Securities.

In all cases, payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made only after the tendering holder, or the tendering holder’s attorney-in-fact:

•

has opened a U.S. dollar account with a foreign exchange bank in Korea in the manner described in the Offer to Purchase (unless the tendering holder already has a U.S. dollar account with a foreign exchange bank in Korea);

•

has opened a securities account with Goodmorning Shinhan Securities Co., Ltd., as the Common Share depositary for the Offer (the “Common Share Depositary”), in the manner described in the Offer to Purchase (unless the tendering holder already has a securities account with the Common Share Depositary);

•

has timely deposited or caused to be deposited (physically by way of a delivery of certificates or by way of an account transfer) into such tendering holder’s securities account maintained at the Common Share Depositary the Common Shares which are to be tendered; and

•

has timely delivered a properly completed and duly executed BLUE Letter of Transmittal for Common Shares and any other required documents, including a copy of the bank passbook for the tendering holder’s U.S. dollar account, to the Common Share Depositary or any of its branches in Korea.

In all cases, payment for ADSs tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by Citibank, N.A., as the ADS depositary for the Offer (the “ADS Depositary”), of:

•

ADR (as defined below) representing such ADSs or confirmation of the book-entry transfer of such ADSs into the ADS Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase;

•

a GREEN Letter of Transmittal for ADSs, properly completed and duly executed, together with any required medallion signature guarantees (or, in the case of a book-entry transfer in which no supplemental tax documentation is to be provided, an Agent’s Message in lieu of the GREEN Letter of Transmittal); and

•	any other documents required by the GREEN Letter of Transmittal for ADSs.

For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 12:00 Midnight (one minute after 11:59 p.m.), New York City time, on Monday, June 1, 2009 (which is 1:00 p.m., Seoul time, on Tuesday, June 2, 2009), unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire. Unless the Share Allocation and Tender Offer Agreement has been terminated: (i) the Offeror may (and if requested by the Company, will) extend the Offer, on one or more occasions, for an additional period of up to 20 business days per extension, if any of the conditions to the Offer have not been satisfied or waived as of the Expiration Date in order to permit the satisfaction of the conditions to the Offer; and (ii) the Offeror is required to extend the Offer for any period as may be required by any rule or regulation of the U.S. Securities and Exchange Commission (the “SEC”) or The Nasdaq Stock Market that is applicable to the Offer. Notwithstanding the foregoing, the Offeror is not obligated to extend the Offer beyond the earlier of August 14, 2009 or 25 days after receipt by eBay of a valid written notice from Interpark of the termination of the Agreement to Tender and Voting Agreement among eBay, the Offeror and Interpark.

If the Offeror extends the Offer, the Offeror will inform the ADS Depositary and Common Share Depositary for the Offer of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time (which is 10:00 p.m., Seoul time), on the next business day after the Expiration Date. During any such extension, all Company Securities previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such Company Securities. Company Securities that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Offer to Purchase at any time prior to the Expiration Date, and Company Securities that are tendered may also be withdrawn at any time after Friday, July 3, 2009, unless accepted for payment on or before that date.

For a withdrawal of Common Shares previously tendered in the Offer to be effective, the shareholder or its duly appointed attorney-in-fact must visit a branch of the Common Share Depositary and deliver a written notice of withdrawal together with any other required information. For a withdrawal of ADSs previously tendered in the Offer to be effective, the shareholder must deliver a written notice of withdrawal (or a manually signed facsimile of one), specifying the name of the person having tendered the ADSs to be withdrawn, the number of ADSs to be withdrawn and the name of the registered holder of the ADSs to be withdrawn, if different from the name of the person who tendered the ADSs, to the ADS Depositary. If American Depositary Receipts (“ADRs”) representing ADSs to be withdrawn have been delivered or otherwise identified to the ADS Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such ADRs must be submitted to the ADS Depositary and, unless such ADSs have been tendered by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchange Medallion Program, or by any other “eligible guarantor institution” as defined under Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If ADSs have been tendered pursuant to the book-entry transfer procedures described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn ADSs. Any Company Securities properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Company Securities may be re-tendered at any time prior to the Expiration Date by following the procedures described in the Offer to Purchase. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror in its sole discretion, which determination will be final and binding. None of the Offeror, the ADS Depositary, the Common Share Depositary, D. F. King & Co., Inc. (the information agent for the Offer (the “Information Agent”)) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Offeror may (and, if requested by the Company, will) provide for a “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act, of between three and 20 business days immediately following the expiration of the Offer. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of, and the payment for, any Company Securities that are validly tendered in the Offer and not withdrawn prior to the Expiration Date, during which holders of Company Securities that were not previously tendered in the Offer may tender such Company Securities to the Offeror for purchase at the Offer Price on the same terms that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. The Offeror will accept for payment, and pay for, any Company Securities that are validly tendered to the Offeror during a subsequent offering period, if provided, as promptly as practicable after any such Company Securities are validly tendered to the Offeror during such subsequent offering period, for the same price paid to holders of Company Securities that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash, without interest and less any required withholding taxes. Holders of Company Securities that are validly tendered to the Offeror during a subsequent offering period, if provided, will not have the right to withdraw such tendered Company Securities.

The Company has provided the Offeror with a list of holders of Company Securities for the purpose of disseminating the Offer to Purchase to holders of Company Securities. The Offer to Purchase, the Letters of Transmittal and other materials related to the Offer will be mailed to record holders of Company Securities, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of the Company’s security holders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Company Securities to the extent permitted by applicable law.

The receipt of cash by a United States holder of Company Securities due to the purchase of Company Securities by the Offeror pursuant to the Offer will be a taxable transaction for United States federal income tax purposes under the U.S. Internal Revenue Code of 1986, as amended. Generally, this means that such a United States holder will recognize gain or loss for United States income tax purposes equal to the difference between (i) the amount of cash the holder receives in the Offer and (ii) the holder’s adjusted tax basis in the Company Securities surrendered therefor. In addition, such a United States holder may be subject to (i) Korean income tax withholding, unless either (x) the United States holder is tendering ADSs and certain other conditions are satisfied or (y) such United States holder can claim an exemption from Korean income tax pursuant to the income tax treaty between the United States and Korea, or (ii) Korean securities transaction tax withholding, unless the United States holder is tendering ADSs. A United States holder of ADSs may also be subject to United States backup withholding, unless such United States holder provides the ADS Depositary with the appropriate documentation to avoid such withholding. See Section 3 of the Offer to Purchase.

Korean holders of Company Securities may be responsible for paying Korean income and securities transaction taxes in connection with their participation in the Offer. In addition, a Korean holder of ADSs may be subject to United States backup withholding, unless such Korean holder provides the ADS Depositary with the appropriate documentation to avoid such withholding. See Section 3 of the Offer to Purchase.

Holders of Company Securities should consult their own tax advisors with respect to the particular tax consequences of the Offer to them. For a discussion of certain material tax consequences of the Offer, see Section 5 of the Offer to Purchase.

Tendering Company security holders whose Company Securities are registered in their own names will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in the instructions to the Letters of Transmittal, transfer taxes on the sale of Company Securities in the Offer. Tendering Company security holders who hold their Company Securities through a broker, dealer, commercial bank or other nominee should consult with such institutions to determine whether they will charge any fees or commissions for tendering such holder’s Company Securities to the Offeror in the Offer.

The Offeror expressly reserves the right (but shall not be obligated), at any time and from time to time, to increase the Offer Price or to make any other changes in the terms of and conditions to the Offer, subject to the terms of the Share Allocation and Tender Offer Agreement, which provides that the Minimum Condition may not be waived and certain modifications may not be made without the consent of the Company.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letters of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance in connection with the Offer regarding ADSs should be directed to the Information Agent using the contact information set forth on the back cover of the Offer to Purchase.

Questions and requests for assistance in connection with the Offer regarding Common Shares should be directed to the Information Agent or the Common Share Depositary at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Additional copies of the Offer to Purchase, the Letters of Transmittal, the Notice of Guaranteed Delivery or any other materials related to the Offer may be obtained, at the Offeror’s expense, from the Information Agent.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street

New York, New York 10005

In the U.S. and Canada	Outside the U.S. and Canada
(800) 488-8095 (toll free)	(212) 269-5550 (call collect)

May 4, 2009

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